TASEKO COMPLETES US$70 MILLION SECURED CREDIT FACILITY

February 1, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") announced today that the Company has entered into a US$70 million Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of RK Mine Finance (“Red Kite”), one of the world’s largest metal merchants.

“In addition to repaying the May 2016 loan, this facility strengthens our balance sheet with approximately US$40 million of additional liquidity in a time of extremely challenging financial markets. It is also a significant endorsement of Taseko’s strategy and its assets by a major global copper financer,” said Russell Hallbauer, President and CEO of Taseko. “This credit facility also protects Taseko’s cash flow because there are no principal or interest payments due during the three-year term.”

“We pursued a number of different options to address the 2016 loan maturity and, in the end, it was Red Kite that brought forward the most attractive financing option, which comes with a cost of capital below 10% at current market prices, and no off-take obligations. A copper call option and Taseko warrants, also part of the credit facility, allowed Taseko to negotiate a favourable interest rate. Red Kite and Taseko will benefit from a strengthening copper market, which is aligned with Taseko’s shareholders’ interests who will also benefit from improved financial performance as copper prices increase,” Mr. Hallbauer added.

Details of the Credit Facility

The credit facility consists of an initial tranche of US$31 million to refinance the Company’s existing secured loan with Red Kite, which matures in May 2016, and the remaining US$39 million will be available to the Company for general corporate purposes. Amounts drawn under the Credit Facility will accrue interest at a rate of LIBOR +7.5% (subject to a minimum LIBOR of 1%), with principal and interest due at maturity, March 29, 2019.

Taseko will issue a call option to Red Kite for 7,500mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$2.04/lb. and payment will be made by Taseko in 2019 based on the average copper price during the month of March 2019 (to a maximum of US$15 million).

Taseko will also issue to Red Kite four million warrants to purchase Taseko common shares. Each warrant will be exercisable to acquire one common share of Taseko for a period of 39 months from the date of issue. The exercise price of the warrants is C$0.51/share, a 20% premium to Taseko’s 20-day VWAP.

The Credit Facility is subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the Facility. The loan is repayable without penalty at any time prior to maturity and does not impose any off-take obligations on Taseko.

The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

About Red Kite:
RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York and Shanghai. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

About Taseko:
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.